NewsRelease TC Energy lists Series 10 Preferred Shares CALGARY, Alberta – Oct. 30, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that 1,297,203 of its 18,000,000 fixed rate Cumulative Redeemable First Preferred Shares, Series 9 (Series 9 Shares) were tendered for conversion today, on a one-for-one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series 10 (Series 10 Shares). As a result of the conversion, TC Energy has 16,702,797 Series 9 Shares and 1,297,203 Series 10 Shares issued and outstanding. The Series 9 Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbol TRP.PR.E. The Series 10 Shares will begin trading on the TSX today under the symbol TRP.PR.L. The Series 9 Shares will continue to pay on a quarterly basis, for the five-year period beginning on Oct. 30, 2024, as and when declared by TC Energy’s Board of Directors (Board), a fixed dividend at an annualized rate of 5.080 per cent. The Series 10 Shares will pay a floating rate quarterly dividend for the five-year period beginning on Oct. 30, 2024, as and when declared by the Board. The dividend rate for the Series 10 Shares for the first quarterly floating rate period commencing Oct. 30, 2024 to, but excluding Jan. 30, 2025, is 6.329 per cent and will be reset every quarter. For more information on the terms of, and risks associated with an investment in the Series 9 Shares and the Series 10 Shares, please see the Corporation’s prospectus supplement dated Jan. 13, 2014 which is available on sedarplus.ca or on our website. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause Exhibit 99.1 actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522